

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2023

Joseph Richard Moran
Chief Executive Officer
Blue Chip Capital Group Inc.
269 South Beverly Drive – Suite 373
Beverly Hills, CA 90212

Re: Blue Chip Capital Group Inc.
Registration Statement on Form S-1
Filed August 7, 2023
File No. 333-273760

Dear Joseph Richard Moran:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 Filed August 7, 2023

General

1.   Please be advised that we are deferring review of your Form S-1 filed August 7, 2023 until you update your stale financial statements. Please update to include audited financials for the years ended May 31, 2023 and 2022.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at (202) 551-3321 or Bonnie Baynes at (202) 551-4924 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance